

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

January 9, 2017

Michael P. Donaldson
EOG Resources, Inc.
michael_donaldson@eogresources.com

Re: EOG Resources, Inc.

Dear Mr. Donaldson:

This is in regard to your letter dated January 9, 2017 concerning the shareholder proposal submitted by Eden Trust et al. for inclusion in EOG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that EOG therefore withdraws its December 23, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com



Michael P. Donaldson
Executive Vice President,
General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax (713) 651-6261
Michael_Donaldson@eogresources.com

January 9, 2017

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Withdrawal of No-Action Request with Respect to the Shareholder Proposal Submitted by Trillium Asset Management, LLC (on behalf of Eden Trust, the Sierra Club Foundation and the Plymouth Congregational Church of Seattle) and by Miller/Howard Investments, Inc. and the Dominican Sisters of Hope (Each as a Co-Proponent)

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the United States Securities and Exchange Commission (the "***Commission***") that EOG hereby withdraws its no-action request submitted to the Commission (via email to shareholderproposals@sec.gov on December 23, 2016) with respect to the shareholder proposal and supporting statement (the "***Proposal***") submitted by Trillium Asset Management, LLC ("***Trillium***") on behalf of Eden Trust, the Sierra Club Foundation and the Plymouth Congregational Church of Seattle and by Miller/Howard Investments, Inc. and the Dominican Sisters of Hope (each as a co-proponent) (collectively, the "***Proponents***"). The Proponents have withdrawn the Proposal, via countersignature (dated January 9, 2017 – by Trillium on behalf of each of the Proponents) to the proposed letter agreement of EOG dated January 6, 2017. A copy of such executed letter agreement (withdrawal agreement) is attached hereto as Exhibit 1.

Should the Staff have any questions or require further information, please feel free to contact me at (713) 651-6260 or michael_donaldson@eogresources.com.

Sincerely,



Michael P. Donaldson
Executive Vice President, General Counsel and Corporate Secretary

cc: **Proponent (via electronic mail):**
Eden Trust, The Sierra Club Foundation and
The Plymouth Congregational Church of Seattle
c/o Trillium Asset Management, LLC
721 N.W. Ninth Avenue, Suite 250
Portland, OR 97209
Attn: Allan Pearce, Shareholder Advocate
Phone: (503) 953-8345
E-mail: apearce@trilliuminvest.com

With a copy to:
Jonas D. Kron, Senior Vice President and Director of Shareholder Advocacy
Phone: (503) 894-7551
E-mail: jkron@trilliuminvest.com

Co-filers (via electronic mail):
Miller/Howard Investments, Inc.
P.O. Box 549, 10 Dixon Avenue
Woodstock, NY 12498
Attn: Patricia Karr Seabrook, Shareholder Advocacy Coordinator
Phone: 845-679-9166
E-mail: esg@mhinvest.com and patricia@mhinvest.com

Dominican Sisters of Hope
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
E-mail: heinonenv@juno.com

Exhibit 1

Copy of Letter Agreement (Withdrawal Agreement) Between EOG and Proponents



Michael P. Donaldson
Executive Vice President,
General Counsel and Corporate Secretary

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax (713) 651-6261
Michael_Donaldson@eogresources.com

January 6, 2017

Via Electronic Mail

Mr. Jonas D. Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 N.W. Ninth Avenue
Suite 250
Portland, OR 97209

Re: EOG Resources, Inc. (EOG) – 2017 Shareholder Proposal

Dear Jonas:

Thank you again for your time earlier this week in discussing EOG's correspondence to you, dated December 15, 2016, and the related matters set forth in your follow-up email correspondence sent on December 21, 2016.

Our discussion was both collaborative and productive, and I appreciate the time you have taken to speak with the EOG team regarding both the shareholder proposal submitted by Trillium on behalf of Eden Trust, the Sierra Club Foundation and the Plymouth Congregational Church of Seattle and by Miller/Howard Investments, Inc. and the Dominican Sisters of Hope (each as a co-proponent) and the topic of methane emissions generally.

I have summarized below our discussions and related correspondence, which I believe reflects our mutual understanding and agreement.

Provided Trillium withdraws the shareholder proposal (on behalf of each of the proponents) prior to the close of business on January 17, 2017, EOG will provide to Trillium and the other proponents the following five (5) new quantitative metrics, via letter, on or prior to April 3, 2017 (and include the same as part of EOG's 2017 website disclosures update):

Gross Production Intensity Rates

EOG's emissions intensity rates, expressed in metric tons of CO_{2e} (carbon dioxide equivalent), for fiscal years 2012-2016 in respect of its U.S. operations (in each case, calculated using the gross annual operated production from EOG's U.S. operations) – specifically, the following metrics:

1. EOG's greenhouse gas intensity rate based on the tons of CO_{2e} (carbon dioxide equivalent) associated with EOG's operated wells, as reported in accordance with the EPA's GHG reporting rules, per thousand barrels of crude oil equivalent of gross production from EOG's U.S. operations.

2. EOG's flaring emissions intensity rate based on the tons of CO_{2e} (carbon dioxide equivalent) associated with flaring emissions from EOG's operated wells, as reported in accordance with the EPA's GHG reporting rules, per thousand barrels of crude oil equivalent of gross production from EOG's U.S. operations.

3. EOG's fugitive emissions intensity rate based on the tons of CO_{2e} (carbon dioxide equivalent) associated with fugitive emissions from EOG's operated wells, as reported in accordance with the EPA's GHG reporting rules, per thousand barrels of crude oil equivalent of gross production from EOG's U.S. operations.

Methane Emissions Intensity Rate

In addition to these updated metrics, EOG will also provide the following metric, expressed in metric tons of methane, for fiscal years 2014-2016 in respect of its U.S. operations (in each case, calculated using the gross annual operated production from EOG's U.S. operations):

4. EOG's methane emissions intensity rate based on the methane emissions associated with EOG's operated wells, as reported in accordance with the EPA's GHG reporting rules, per thousand barrels of crude oil equivalent of gross production from EOG's U.S. operations.

Methane Emissions Intensity Percentage

Finally, EOG will provide to Trillium and the other proponents a metric regarding methane emissions intensity, expressed as a percentage of methane emissions, specifically the following metric:

5. EOG's methane emissions intensity for fiscal years 2014-2016 (expressed as a percentage) in respect of its U.S. operations, based on the methane emissions associated with EOG's operated wells, as reported in accordance with the EPA's GHG reporting rules, per thousand cubic feet of natural gas equivalent (Mcfe) of gross production from EOG's U.S. operations.

Further Explanation and Background

In order to facilitate investor understanding of this new metric, EOG's website disclosure will explain that, because EOG produces both natural gas and crude oil, EOG believes that a methane emissions intensity metric calculated as a percentage of EOG's total oil and gas production (on a natural gas-equivalents basis - using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids) provides a more comprehensive representation of the methane emissions from EOG's operations than a methane emissions intensity metric calculated as a percentage of natural gas production only.

Further, EOG's website disclosure will clarify that our metrics for air emissions intensity rates would be calculated based on EOG's overall operated U.S. gross production (versus our net working interest portion of our gross production). With this clarification, EOG will explain that providing emissions intensity rates utilizing gross production provides more meaningful measures since GHG numbers are reported to the EPA on a gross production basis as well.

Other Commitments

EOG will also, as part of our 2017 website disclosures update, (i) update our other existing quantitative disclosures to give data for fiscal year 2016; and (ii) update our various division-specific website disclosures.

Lastly, as we discussed, EOG intends to continue to participate in the CDP climate change program and to report its gross methane emissions as part of our annual response to CDP.

If the foregoing accurately reflects our discussions and related correspondence and Trillium agrees (on behalf of all proponents) to withdraw the shareholder proposal on the basis of the commitments expressed in this letter, please countersign this letter in the space provided below and return it to me at your earliest convenience.

Sincerely,



Michael P. Donaldson

ACCEPTED, ACKNOWLEDGED and AGREED that the shareholder proposal submitted to EOG for inclusion in EOG's 2017 definitive proxy statement (requesting that EOG publish a report with respect to quantitative goals for methane emissions reduction) is hereby withdrawn.

FOR AND ON BEHALF OF EDEN TRUST, THE SIERRA CLUB FOUNDATION, THE PLYMOUTH CONGREGATIONAL CHURCH OF SEATTLE, MILLER/HOWARD INVESTMENTS, INC. AND THE DOMINICAN SISTERS OF HOPE:



By: ______________________
Name: Jonas D. Kron
Title: Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Date: ____________________

cc: Steven Heim – Boston Common Asset Management
Bill Thomas – Chairman of the Board and Chief Executive Officer, EOG Resources, Inc.
Kim Ehmer – Director, Investor and Public Relations, EOG Resources, Inc.
Nick Groves – Director, Safety and Environmental Group, EOG Resources, Inc.



Michael P. Donaldson
Executive Vice President,
General Counsel and Corporate Secretary

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
_(713) 651-6260_
Fax (713) 651-6261
_Michael_Donaldson@eogresources.com_

December 23, 2016

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Shareholder Proposal Submitted by Trillium Asset Management, LLC

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***", "***we***", "***our***" or the "***Company***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "***Exchange Act***") to notify the U.S. Securities and Exchange Commission (the "***Commission***") of our intention to exclude from our proxy materials for our 2017 annual meeting of stockholders a proposal and supporting statement (the "***Proposal***") submitted by Trillium Asset Management, LLC on behalf of the Eden Trust, the Sierra Club Foundation and the Plymouth Congregational Church of Seattle (the "***Proponent***"), with Miller/Howard Investments, Inc. and the Dominican Sisters of Hope acting as co-filers. We also respectfully request confirmation that the Staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if EOG excludes the Proposal from our 2017 proxy materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(i)(3).

Copies of the Proposal, together with related relevant correspondence received from the Proponent and the co-filers, are attached hereto as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is also being e-mailed and faxed to the Proponent and the co-filers. The mailing addresses, e-mail addresses and facsimile numbers for the Proponent and the co-filers are set forth at the end of this letter.

We currently intend to file our definitive 2017 proxy materials with the Commission on or about March 17, 2017. Therefore, in accordance with Rule 14a-8(j), this letter is being filed with the Commission at least 80 calendar days before the date upon which we expect to file our definitive 2017 proxy materials.

THE PROPOSAL

The Proponent requests the inclusion of the following resolution in EOG's 2017 proxy statement:

> "Resolved: Shareholders request EOG Resources (EOG) adopt time-bound, quantitative, company-wide goals for reducing methane emissions and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals."

BASES FOR EXCLUSION

I. Rule 14a-8(i)(7) – The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to a management function.

A. Background.

Under Rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments to Rule 14a-8, the Commission explained that two central considerations determine whether a proposal is excludable under Rule 14a-8(i)(7). The first consideration relates to when a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See SEC Release No. 34-40018 (May 21, 1998) (the "***1998 Release***").

In Staff Legal Bulletin No. 14E (October 27, 2009), the Staff explained that in the context of social issues, proposals would generally not be excludable in those cases in which a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." However, proposals concerning the sale of particular products and services are generally excludable, even if they touch on a significant policy issue because deciding which products and services to offer is particularly within the management function of a company. See Dominion Resources, Inc. (February 22, 2011).

B. The Proposal does not transcend the Company's day-to-day business, but rather seeks to micro-manage EOG management.

The Staff has made clear that where a proposal seeks to influence a company's stance on an important social issue – such as environmental responsibility – it will not allow exclusion as an ordinary business matter. The Proposal on its face appears to request action on the important social issue of climate change; however, the Proposal does not transcend the day-to-day business of the Company because it would impermissibly interfere with operating decisions of EOG management.[1]

EOG's primary business operations are the exploration, development, production and marketing of natural gas (which is predominantly methane) and crude oil primarily in major producing basins in North America and some international locations. An integral part of these operations is the day-to-day management of all of its production, including methane, and the potential for methane emissions. As part of our ordinary business operations, EOG has for years invested in, installed and implemented significant equipment and other infrastructure, programs and processes and training, to manage methane as a product and any potential methane emissions, along with managing compliance with numerous related legal requirements. The Proposal would require EOG management to alter its everyday operations by subjugating real-time decisions about operations to a rigid, time-bound quantitative goal. Such a goal would not permit EOG to flexibly manage its operations, including the potential for methane emissions. As such, it impermissibly interferes with management's core responsibility.

EOG management has long understood its obligation to be a responsible steward of the environment. As explained on our corporate website, EOG's facilities are specifically designed to minimize emissions and maximize recovery of all vapors. EOG has incorporated into its normal operating practices reduced emissions completion systems, intermittent/low-bleed controllers, compressors equipped with emissions control technology and "thief" hatches and vent sealing valves as means of minimizing emissions. EOG also uses thermal/infrared cameras to identify and manage emissions and periodically reviews its programs and processes with a view to reducing, where operationally feasible, the number of potential emissions sources.

In addition, as described in more detail below, EOG calculates and discloses on our corporate website the level of greenhouse gas emissions and methane emissions associated with our operated wells. These emissions are quantified and disclosed in terms of "intensity," i.e., emissions per unit of produced oil and gas. Intensity figures provide a meaningful basis for comparing our performance year over year and our performance with respect to that of other companies.[2] To require EOG management to adopt an absolute quantitative goal for methane

[1] To the extent the Proposal deals with environmental responsibility, we submit that it has been substantially implemented as discussed more fully in Section II below.

[2] These metrics and disclosures are described in more detail in Section II.B below. EOG believes its intensity rate disclosures (which are provided on a comparative year-by-year basis) are more meaningful disclosures than a rigid quantitative goal of "reducing methane emissions." In fact, EOG's intensity disclosures for the past four (4) years

only, as the Proposal suggests, would arbitrarily elevate methane reduction above other operational factors that are peculiarly within the purview of EOG management to balance.

EOG management currently prepares detailed environmental disclosures as part of its ordinary business that are available on our corporate website. The preparation of a report of the type requested by the Proposal would require additional significant time and resources that would amount to an expensive redundancy. The time and attention spent preparing the report requested by the Proponent would divert EOG's employees and management from focusing on operating the business to maximize stockholder value. Such a diversion of EOG's resources to address matters already being properly addressed by EOG in the ordinary course of our day-to-day business is precisely the sort of micro-management the Commission sought to enjoin in the 1998 Release, and would not be in the best interest of EOG or our stockholders.

C. The Proposal relates to the sale of particular products and services in the ordinary course of EOG's business.

Proposals concerning the sale of particular products and services are generally excludable, even if they touch on a significant policy issue. In a no-action letter granted to Dominion Resources, Inc. ("***Dominion***") on February 22, 2011, the Commission allowed exclusion of a proposal (the "***Dominion Proposal***") requesting that Dominion provide customers with the option to purchase electricity from 100% renewable sources by a certain date. The Dominion Proposal related to the significant policy issue of global warming and climate change, but it did not transcend the day-to-day business matters of the company. The Staff accepted Dominion's view that the Dominion Proposal sought to impact the fundamental management function of determining the products and services to provide to customers.

Similarly, the Proposal seeks to impose a quantitative methane reduction goal that conflicts with, and encroaches on, EOG management's decisions with respect to the hydrocarbons it produces and sells from different geologic formations in a way that responds to changing market demand and other factors and that is consistent with prudent and safe operations. The amount of methane produced and saved or emitted depends on the types and sources of hydrocarbons that EOG management chooses to produce and sell. Drilling and production levels necessarily affect emissions levels, such that management's daily decisions regarding production levels cannot be separated from their deliberations on environmental management. Further, because methane levels can vary by geologic formation, management's decision to drill (or not drill) wells in a certain area could result in more (or less) methane emissions than a decision to drill additional wells in a different area. It is directly within the management function of an oil and gas exploration and production company (such as EOG) to determine (i) whether and how much hydrocarbons to drill and produce and (ii) from what geologic formations, so as to arrive at the combination of hydrocarbons it believes it can economically produce and sell.

---

have provided investors with helpful, year-over-year data on emissions intensity, which provides sufficient performance indicators for investors.

Furthermore, it is decidedly within the management function of the Company to determine the best way to produce and capture the appropriate amount of methane so that it can be marketed and sold. The Proponent notes in its supporting statement (the "***Supporting Statement***") that the Proposal seeks to "...minimize product loss, and allow EOG to exceed stakeholder expectations." The Proposal further states that setting reduction goals is "a good business practice" that can result in better returns on investment. The Proposal seeks to impose the Proponent's own belief that these goals and actions will net a better financial return for EOG and its stockholders than EOG management exercising its professional judgment and expertise to address complex supply/demand issues and other operational issues. As such, the Proposal delves too deeply into complex operating matters upon which stockholders as a group would not be in a position to make an informed judgment.

For all of the above reasons, the Proposal should be omitted because it deals with a matter relating to the Company's ordinary business operations, does not transcend EOG's day-to-day business matters and concerns the sale of particular products and services.

II. Rule 14a-8(i)(10) – The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

A. Background.

The Commission has consistently concluded that a proposal may be excluded when a company has already addressed each element of the proposal; however, companies need not have implemented each element in the precise manner suggested by the proponent (Release No. 34-20091, August 16, 1983). Additionally, the Commission has allowed exclusion of proposals where a specific aspect of the proposal is not implemented, but the proposal has otherwise been substantially achieved (Duke Energy (February 21, 2012)). Ultimately, the actions taken by the Company must have addressed the proposal's "essential objective." See Anheuser-Busch Companies, Inc. (January 17, 2007).

B. The essential objective of the Proposal has already been addressed by EOG management's reduction of greenhouse gas emissions and corresponding public disclosures.

We believe the essential objective of the Proposal is to induce EOG to reduce its methane emissions, ostensibly by requiring EOG to disclose and adhere to a reduction goal. Yet EOG has been achieving methane and greenhouse gas emission reductions for years, and EOG makes substantial quantitative and narrative disclosures that allow stockholders to review EOG's performance year to year. Although the Proposal seeks a rigid, quantitative goal with respect to methane alone, the Commission has allowed exclusion of proposals where a specific aspect of the proposal is not implemented, but the overall objective has already been achieved. See Duke Energy (February 21, 2012) (the "***Duke Letter***"). EOG's strategy and achievements in the area of reducing greenhouse gas emissions, coupled with their detailed and meaningful public disclosures, substantially implement both the goal and reporting aspects of the Proposal.

EOG is committed to measuring emissions in a meaningful way and transparently disclosing emissions to stockholders. We currently disclose our greenhouse gas emissions intensity rate and our methane emissions intensity rate on our corporate website. EOG breaks down its emissions intensity disclosures into the following four "intensity" metrics: (1) all greenhouse gas emissions converted to a standardized CO_2 equivalent measure divided by net production, (2) all greenhouse gases flared divided by net production, (3) all fugitive emissions of greenhouse gases divided by net production and (4) methane emissions divided by net production. For metrics (1) – (3) above, EOG has disclosed these numbers every year beginning in 2012.

In discussions with the Proponent and the co-filers and based on EOG's continuing commitment to better disclosures, EOG realized that a more meaningful and comparable metric for air emissions would be to provide intensity rates based on EOG's overall operated U.S. gross production (versus EOG's net working interest portion of its gross production). EOG believes providing emissions intensity rates utilizing gross production provides more meaningful measures since GHG numbers are reported to the EPA on a gross production basis as well.

Therefore, EOG has calculated and plans to disclose, in 2017, each of the above metrics using gross production as the denominator. Further, as a fifth emissions metric, EOG also plans to disclose, for years 2014-2016, its methane emissions intensity expressed as a percentage of its natural gas-equivalent gross production. EOG has also gathered greenhouse gas emissions data since 2011 for all facilities subject to the regulatory requirements of the U.S. Environmental Protection Agency ("***EPA***"). This data is available to the general public from the EPA.

Intensity rates are an appropriate metric for disclosure because they allow comparison of emission reduction performance across periods and across companies. A flat quantity of emissions (or, similarly, a specific quantitative goal) would tell only part of the story and could mislead investors. For example, a company could have a low quantity of emissions in a year where their production quantities were low – this would not mean they were effective at reducing emissions; only that they had lower production of hydrocarbons.

An arbitrary goal would be akin to mere benchmarking in the compensation context (a concept that the Commission has been appropriately skeptical of) because it would compare differently situated companies operating in different geographic areas and under different conditions extracting different hydrocarbons based on a single metric, and would not provide investors with a meaningful comparison, either of year-over-year operations of that company or of that company as compared to its peers.

While the Proposal itself focuses solely on the Company's emissions of methane gas, rather than greenhouse gases generally, we believe our actions – specifically, our substantial quantitative and narrative disclosures – have more than accomplished the essential objective of the Proposal. In fact, while the "Resolved" clause of the Proposal targets methane specifically, the Supporting Statement describes the benefits of greenhouse gas reduction goals generally, describing such goals as "a good business practice."

The Duke Letter stands for the proposition that where a proponent requested an independent committee of the board of directors be formed to consider climate change issues, the proposal was substantially implemented by a company's sustainability report and Form 10-K disclosure even though no committee of independent directors was formed. Similarly, EOG's existing focus on the reduction of greenhouse gas emissions combined with our measurement and publication of various emission intensity rates implements, we believe, the essential objective of the Proposal. To require a different, quantitative and methane-focused goal, as sought by the Proposal, would be arbitrary at best and misleading at worst.

For all of the above reasons, the Proposal should be omitted because EOG has already implemented the Proposal's essential objective.

III. Rule 14a-8(i)(3) – The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal would violate the SEC's proxy rules by constituting a materially false or misleading statement.

A. Background.

The Commission has concluded that a company may exclude a shareholder proposal if the proposal is so vague and indefinite as to be inherently misleading because including misleading language would violate the SEC's proxy rules. A proposal is vague and indefinite where it fails to define material terms or is otherwise too ambiguous. See Dell Inc. (March 30, 2012). The Staff has consistently taken the position that a shareholder proposal is vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 148 (Sept. 15, 2004).

B. The Proposal is vague and indefinite because it fails to define a key term.

A proposal using an undefined term can be excluded under Rule 14a-8(i)(3) where the undefined term is a central aspect of the proposal. For example, in Dell Inc. (March 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy. Dell Inc. successfully argued that the "SEC Rule 14a-8(b) eligibility requirements" were a central aspect of the proposal, and that many stockholders would "not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal."

The Proposal does not define the term "emissions," such that stockholders can know what types of activities the Proposal targets. One concerned stockholder could justifiably presume the Proposal only extends to leakage of methane, while another stockholder could read it to include leakage and venting or flaring. In implementing the Proposal, EOG could, for example, reasonably assume it extended to leakage and venting to the disappointment of stockholders who thought it extended to methane that is produced and combusted. Because reasonable stockholders might not know how to define the term "emissions," the Proposal is vague and indefinite to the point of being misleading.

C. The Proposal fails to provide stockholders or management with a meaningful understanding of what would be required if the Proposal was approved.

The Proposal fails to provide a meaningful explanation of what EOG would be required to do if the Proposal was adopted by the stockholders because it is subject to multiple interpretations. Stockholders could reasonably come to different conclusions about what the Proposal is meant to accomplish. For example, a stockholder could expect EOG to adopt a flat quantity goal that would drastically reduce methane emissions at the expense of profitability based on the Supporting Statement's discussion of climate impact. Such a goal would be quite disappointing to a different stockholder who expected a more modest goal of reducing the overall intensity percentage in light of the Supporting Statement's emphasis on reductions being "a good business practice." In fact, both interpretations are reasonable when the text of the Proposal is read in light of the Supporting Statement. The Commission has concluded that a proposal could be excluded where it could be interpreted one way if read literally and another way if read together with the supporting statement. See Prudential Financial, Inc. (February 16, 2007).

To add to the confusing and misleading nature of the Proposal, the Supporting Statement claims that companies that set greenhouse gas reduction goals have enjoyed a "9% better return on investment, on average, than companies without targets." This statement misleadingly suggests that voting for the Proposal will result in a similar increased return on investment – an almost impossible outcome if the Company were to implement an aggressive flat rate reduction in methane emissions. EOG management cannot be expected to parse the divergent interpretations of the Proposal in such a way that also results in an increased return on investment. This uncertainty would place EOG management in the impractical and distracting position of trying to reconcile these different views, and many stockholders would inevitably feel duped because they were misled by the Proposal.

For all of the above reasons, the Proposal should be omitted as it is so vague and ambiguous that it would be materially misleading if included in EOG's proxy materials.

CONCLUSION

For the reasons set forth above, it is our view that EOG may exclude the Proposal from our definitive 2017 proxy materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3). We request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if EOG so excludes the Proposal.

If you have any questions regarding the foregoing, or desire further information or clarification therewith prior to formally replying to our request, please contact me at (713) 651-6260. In the event the Staff is unable to provide the confirmation requested, we would appreciate the opportunity to arrange a conference call with you concerning these matters prior to the issuance of a Rule 14a-8 response.

When a written response to this letter becomes available, please fax the letter to me at (713) 651-6261.

Sincerely,



Michael P. Donaldson
Executive Vice President, General Counsel and
Corporate Secretary

cc: **Proponent:**
Eden Trust, The Sierra Club Foundation and
The Plymouth Congregational Church of Seattle
c/o Trillium Asset Management, LLC
721 N.W. Ninth Avenue, Suite 250
Portland, OR 97209
Attn: Allan Pearce, Shareholder Advocate
Phone: (503) 953-8345
E-mail: apearce@trilliuminvest.com
Fax: (617) 482-6179

With a copy to:
Jonas D. Kron, Senior Vice President and Director of Shareholder Advocacy
Phone: (503) 894-7551
E-mail: jkron@trilliuminvest.com
Fax: (617) 482-6179

Co-filers:
Miller/Howard Investments, Inc.
P.O. Box 549, 10 Dixon Avenue
Woodstock, NY 12498
Attn: Patricia Karr Seabrook, Shareholder Advocacy Coordinator
Phone: 845-679-9166
E-mail: esg@mhinvest.com and patricia@mhinvest.com
Fax: (866) 901-9071

Dominican Sisters of Hope
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
E-mail: heinonenv@juno.com
Fax: (314) 909-4694

Exhibit 1

Copy of the Proposal and Relevant Correspondence



November 14, 2016

Michael P. Donaldson
Corporate Secretary
EOG Resources
1111 Bagby, Sky Lobby 2
Houston, TX 77002

Dear Mr. Donaldson,

On behalf of the Eden Trust, Sierra Club Foundation, and Plymouth Congregational Church of Seattle, Trillium Asset Management, as investment advisor, hereby submits the enclosed shareholder proposal with EOG Resources, Inc. (EOG) for inclusion in the 2017 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Eden Trust, Sierra Club Foundation, and Plymouth Congregational Church of Seattle hold more than $2,000 of EOG Resources common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letters, the Eden Trust, Sierra Club Foundation, and Plymouth Congregational Church of Seattle will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of these positions separately. The Eden Trust, Sierra Club Foundation, and Plymouth Congregational Church of Seattle will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We look forward to continuing our dialog with EOG Resources about methane emissions reductions.

We are aware that there will likely be co-filers of this proposal.

Please direct any communications to me at (503) 953-8345; Trillium Asset Management, 721 NW Ninth Ave, Suite 250, Portland, OR, 97209; or via email at apearce@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Allan C Pearce

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC

Cc: William R. Thomas, Chairman and Chief Executive Officer
Enclosures

Methane Reduction Goals

Resolved: Shareholders request EOG Resources (EOG) adopt time-bound, quantitative, company-wide goals for reducing methane emissions and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Whereas:

Methane, the primary component of natural gas, is a greenhouse gas (GHG) with over 80 times the climate impact of carbon dioxide over a 20-year period. Methane emissions from the oil and gas industry constitute the largest industrial source of methane emissions in the U.S.

In 2015, EOG's methane emissions intensity rate was 0.55%. ONE Future (members include peer companies Apache, Hess, and Southwestern), an EPA recognized industry organization striving to improve efficiency across the natural gas value chain, has set methane intensity goals for the gas production and gathering segment at 0.46% and 0.36% by 2020 and 2025 respectively – reductions of 16.4% and 35.5% compared to the 2012 baseline.

There is additional concern that methane emissions from fossil fuel production may actually be much higher than previously thought – one recent study says 20 - 60% higher. A 2015 study measured oil and gas methane emissions from one region in Texas where EOG operates to be 90% greater than estimates.

While EOG qualitatively describes the use of certain technologies to reduce methane emissions, it has not set a reduction goal or demonstrated continuous improvement in methane emissions intensity rate. Proponents believe a methane reduction goal would be consistent with the company's stated philosophy: "Our safety and environmental management processes are based on a goal-setting philosophy. The company sets safety and environmental expectations and provides a framework within which management can achieve safety and environmental goals in a systematic way."

Setting GHG reduction goals is also a good business practice. A report published by WWF, CDP, and McKinsey & Company, found that companies with GHG goals achieved 9% better return on investment, on average, than companies without targets. A report prepared by ICF International, drawing on industry input, identified proven control strategies that can cut oil and gas industry methane emissions by 40% at an average annual cost of less than one cent per thousand cubic feet of produced natural gas.

In May 2016, the EPA released a final rule requiring oil and gas companies to limit methane emissions from new and modified facilities and began the process of developing a rule for existing facilities. This regulation is part of the nation's goal to reduce methane emissions from the industry 40 – 45 percent below 2012 levels by 2025.

Proponents believe a reduction goal will drive necessary methane emissions reductions, minimize product loss, and allow EOG to exceed stakeholder expectations.


Miller Howard
INVESTMENTS, INC

November 15, 2016

Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

VIA FEDEX and EMAIL

Re: Shareholder Proposal Submission

Dear Mr. Thomas:

On behalf of Lowell Miller, CIO and Founder of Miller/Howard Investments, Inc., we write to give notice that pursuant to the 2016 proxy statement of EOG Resources, Inc. and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2017 annual meeting of shareholders. Lowell Miller is a beneficial owner of more than $2,000 in market value of EOG Resources, Inc. stock, has continuously held these shares for over one year, and has authorized Miller/Howard Investments, Inc. to file this proposal on his behalf. In addition, Mr. Miller intends to hold the shares through the date on which the annual meeting is held. Verification of stock ownership and authorization from Lowell Miller for Miller/Howard Investments, Inc. to file the proposal will be submitted under separate cover.

We believe that reporting on environmental risk management makes a company more responsive to its shareholders who are seeking information on how the company is navigating growing regulation, evolving legislation, and increasing public expectations around how corporate behavior impacts the environment.

Methane is emitted by oil production and all sectors of the natural gas industry, including drilling, production, processing, storage, transmission, and distribution. Given that methane is the primary component of natural gas, reducing these emissions results in many environmental, economic and operational benefits. In our research, we note that while EOG Resources, Inc. has qualitatively described the use of certain technologies to reduce its methane emissions, it has not set goals to reduce methane emissions or demonstrated continuous improvement in its methane intensity rate.

Trillium Asset Management, Inc. has agreed to serve as lead filer of this proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of our company and its shareholders.

Please copy me on any correspondence relating to the proposal. We would be very pleased to have the opportunity to meet with you or a member of your team to discuss these issues. We can be reached at esg@mhinvest.com or at the phone number listed below.

Separate from the shareholder proposal, Miller/Howard also notes that only one woman currently serves on EOG Resources' Board of Directors, and women comprise less than 10% of the top leadership team. Miller/Howard is one among many investors looking to increase diversity at the Board and Executive Leadership levels. The rationale for doing so is straightforward: research shows that companies that embrace gender diversity are better-governed, better-managed and have better long-term growth prospects. This is a win-win proposition for both companies and their shareholders. We are interested in EOG Resources' efforts to increase diversity at its Board and top Leadership levels.

Sincerely,

Patricia Karr Seabrook
Shareholder Advocacy Coordinator
Miller/Howard Investments, Inc.

cc: michael_donaldson@eogresources.com; amos_oelking@eogresources.com
Jonas Kron; Trillium Asset Management (jkron@trilliuminvest.com)

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071

Methane Reduction Goals

Resolved: Shareholders request EOG Resources (EOG) adopt time-bound, quantitative, company-wide goals for reducing methane emissions and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Whereas:

Methane, the primary component of natural gas, is a greenhouse gas (GHG) with over 80 times the climate impact of carbon dioxide over a 20-year period. Methane emissions from the oil and gas industry constitute the largest industrial source of methane emissions in the U.S.

In 2015, EOG's methane emissions intensity rate was 0.55%. ONE Future (members include peer companies Apache, Hess, and Southwestern), an EPA recognized industry organization striving to improve efficiency across the natural gas value chain, has set methane intensity goals for the gas production and gathering segment at 0.46% and 0.36% by 2020 and 2025 respectively – reductions of 16.4% and 35.5% compared to the 2012 baseline.

There is additional concern that methane emissions from fossil fuel production may actually be much higher than previously thought – one recent study says 20 - 60% higher. A 2015 study measured oil and gas methane emissions from one region in Texas where EOG operates to be 90% greater than estimates.

While EOG qualitatively describes the use of certain technologies to reduce methane emissions, it has not set a reduction goal or demonstrated continuous improvement in methane emissions intensity rate. Proponents believe a methane reduction goal would be consistent with the company's stated philosophy: "Our safety and environmental management processes are based on a goal-setting philosophy. The company sets safety and environmental expectations and provides a framework within which management can achieve safety and environmental goals in a systematic way."

Setting GHG reduction goals is also a good business practice. A report published by WWF, CDP, and McKinsey & Company, found that companies with GHG goals achieved 9% better return on investment, on average, than companies without targets. A report prepared by ICF International, drawing on industry input, identified proven control strategies that can cut oil and gas industry methane emissions by 40% at an average annual cost of less than one cent per thousand cubic feet of produced natural gas.

In May 2016, the EPA released a final rule requiring oil and gas companies to limit methane emissions from new and modified facilities and began the process of developing a rule for existing facilities. This regulation is part of the nation's goal to reduce methane emissions from the industry 40 – 45 percent below 2012 levels by 2025.

Proponents believe a reduction goal will drive necessary methane emissions reductions, minimize product loss, and allow EOG to exceed stakeholder expectations.



Dominican Sisters of Hope
FINANCE OFFICE

November 15, 2016

Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which requests EOG Resources adopt time-bound, quantitative, company-wide goals for reducing methane emissions and issue a report on its plans to achieve these goals. It is filed for inclusion in the 2017 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

While we commend you for the steps you have taken with respect to your operations, we believe setting GHG reduction goals is a good business practice. It is unfortunate, but issues related to human and environmental impacts from fossil fuel operations often appear in the media, leading investors to believe companies face increased regulatory and legal risks and challenges.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of EOG Resources stock. Verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. We are filing this resolution with Trillium Asset Management, LLC. The lead filer to contact: Jonas D. Kron jkron@trilliuminvest.com ~ 503-894-7551.

Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C #10E, NY NY 10009
heinonenv@juno.com

299 N. Highland Ave, Ossining NY 10562-2327 Tel: 914-941-4455 ext. 222
Fax: 914-502-0574 E-mail: hdowney@ophope.org WebSite: www.ophope.org

Methane Reduction Goals

Resolved: Shareholders request EOG Resources (EOG) adopt time-bound, quantitative, company-wide goals for reducing methane emissions and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Whereas:

Methane, the primary component of natural gas, is a greenhouse gas (GHG) with over 80 times the climate impact of carbon dioxide over a 20-year period. Methane emissions from the oil and gas industry constitute the largest industrial source of methane emissions in the U.S.

In 2015, EOG's methane emissions intensity rate was 0.55%. ONE Future (members include peer companies Apache, Hess, and Southwestern), an EPA recognized industry organization striving to improve efficiency across the natural gas value chain, has set methane intensity goals for the gas production and gathering segment at 0.46% and 0.36% by 2020 and 2025 respectively – reductions of 16.4% and 35.5% compared to the 2012 baseline.

There is additional concern that methane emissions from fossil fuel production may actually be much higher than previously thought – one recent study says 20 - 60% higher. A 2015 study measured oil and gas methane emissions from one region in Texas where EOG operates to be 90% greater than estimates.

While EOG qualitatively describes the use of certain technologies to reduce methane emissions, it has not set a reduction goal or demonstrated continuous improvement in methane emissions intensity rate. Proponents believe a methane reduction goal would be consistent with the company's stated philosophy: "Our safety and environmental management processes are based on a goal-setting philosophy. The company sets safety and environmental expectations and provides a framework within which management can achieve safety and environmental goals in a systematic way."

Setting GHG reduction goals is also a good business practice. A report published by WWF, CDP, and McKinsey & Company, found that companies with GHG goals achieved 9% better return on investment, on average, than companies without targets. A report prepared by ICF International, drawing on industry input, identified proven control strategies that can cut oil and gas industry methane emissions by 40% at an average annual cost of less than one cent per thousand cubic feet of produced natural gas.

In May 2016, the EPA released a final rule requiring oil and gas companies to limit methane emissions from new and modified facilities and began the process of developing a rule for existing facilities. This regulation is part of the nation's goal to reduce methane emissions from the industry 40 – 45 percent below 2012 levels by 2025.

Proponents believe a reduction goal will drive necessary methane emissions reductions, minimize product loss, and allow EOG to exceed stakeholder expectations.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Eden Trust at EOG Resources, Inc. (EOG) on the subject of methane emissions reduction goals.

Eden Trust is the beneficial owner of more than $2,000 of EOG common stock that it has held continuously for more than one year. Eden Trust intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Eden Trust's behalf, with any and all aspects of the aforementioned shareholder proposal. Eden Trust intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Eden Trust's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Howard C. Ris Jr., Trustee

29 October 2016
Date



Margaret Shean Ris, Trustee

October 29, 2016
Date

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Sierra Club Foundation at EOG Resources, Inc. (EOG) on the subject of methane emissions reduction goals.

Sierra Club Foundation is the beneficial owner of more than $2,000 of EOG common stock that it has held continuously for more than one year. Sierra Club Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Sierra Club Foundation's behalf, with any and all aspects of the aforementioned shareholder proposal. Sierra Club Foundation intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Sierra Club Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Virginia W. Quick, Chief Financial Officer
Sierra Club Foundation

11/14/2016
Date

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at EOG Resources, Inc. for inclusion in its 2017 proxy materials concerning methane emissions.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of EOG Resources, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/26/2016
Date

Miller/Howard
INVESTMENTS, INC

November 15, 2016

Patricia Karr Seabrook
Coordinator of Shareholder Advocacy
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

Dear Ms. Seabrook:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at EOG Resources, Inc. at the 2017 annual meeting of shareholders.

This letter is to confirm that as of November 15, 2016, I was a record investor holding 132 shares of EOG Resources, Inc. Common Stock. This letter also confirms that I have held these shares continuously in excess of $2,000 in market value for at least twelve months prior to November 15, 2016 and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2017.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,



Lowell Miller
Founder and CIO
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 17, 2016

Re: EDEN TRUST/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 40 shares of EOG common stock. These 40 shares have been held in this account continuously for at least one year prior to November 14, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 16, 2016

Re: THE SIERRA CLUB FOUNDATION/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 56 shares of EOG common stock. These 56 shares have been held in this account continuously for at least one year prior to November 14, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 17, 2016

Re: PLYMOUTH CONGREGATIONAL CHURCH OF SEATTLE/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 1202 shares of EOG common stock. These 1202 shares have been held in this account continuously for at least one year prior to November 14, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191

Miller/Howard
INVESTMENTS, INC

November 28, 2016

Mr. Amos J. Oelking, III
Senior Counsel and Deputy Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

VIA FEDEX and EMAIL

Re: Shareholder Resolution Verification/Authorization

Dear Mr. Oelking:

Please find enclosed verification from Charles Schwab of stock ownership for Lowell Miller. The shareholder proposal was sent to you via Federal Express under separate cover along with a filing letter dated November 15, 2016.

In addition, I enclose a letter signed by Lowell Miller authorizing Miller/Howard Investments, Inc. to file the shareholder resolution. This letter also states Mr. Miller's intention to hold these shares through the date of EOG Resources, Inc.'s annual meeting in 2017.

Sincerely,



Patricia Karr Seabrook
Shareholder Advocacy Coordinator
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 25, 2016

Patricia Karr Seabrook
Shareholder Advocacy Coordinator
Miller Howard Investments Inc.
845-679-9166

Re: Lowell G Miller

Account # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 132 shares of EOG Resources Inc. common stock. These 132 shares have been held in this account continuously for at least one year prior to November 15, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Makisha Evans
Relationship Specialist
Schwab Advisor Services


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
PO Box 75000
MC 3462
DETROIT, MI 48275

November 29, 2016
EOG Resources
Amos Oekling
Office of Corporate Secretary
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

RE: DOMINICAN SISTERS OF HOPE

Dear Amos Oekling,

In regards to your request for verification of holdings, the above referenced account currently holds 1500 shares of EOG Resources common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica, Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Debbie Marcola
Senior Trust Analyst
Dmarcola@comerica.com
313-222-9874

ENCLOSURE

Page 28 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16